[STOEL RIVES LLP LOGO]	900 S.W. Fifth Avenue, Suite 260C Portland, Oregon 97204 phone 503.224.3380 fax 503.220.2480 www.stoel.com

March 19, 2002

Board of Directors
Electro Scientific Industries, Inc.
13900 NW Science Park Drive
Portland, OR 97229

        We have acted as counsel for Electro Scientific Industries, Inc. (the "Company") in connection with the preparation and filing of a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933 covering $150,000,000 aggregate principal amount of the Company's 4 1/4% Convertible Subordinated Notes due 2006 (the "Notes") and shares of the Company's common stock issuable upon conversion of the Notes (the "Shares"). We have reviewed the corporate action of the Company in connection with this matter and have examined the documents, corporate records and other instruments we deemed necessary for the purpose of this opinion, including, but not limited to, the Indenture dated December 21, 2002 between the Company and BNY Western Trust Company (the "Indenture").

        Based on the foregoing, it is our opinion that:

  (i)
  The Company is a corporation existing under the laws of the State of Oregon;

  (ii)
  The Notes have been duly authorized and legally issued and are fully paid and non-assessable; and

  (iii)
  The Shares have been duly authorized and, when issued pursuant to the terms of the Indenture, will be legally issued, fully paid and non-assessable.

        We consent to the use of our name in the Registration Statement and in the prospectus filed as a part thereof and to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,
/s/ STOEL RIVES LLP
STOEL RIVES LLP
Oregon Washington California Utah Idaho Washington, D.C.